Exhibit 99.2

Sobi to Acquire CTI BioPharma

May 10, 2023

Transaction Price of $9.10 Per Share Represents Compelling 89% Premium to CTI’s Closing Stock Price on May 9, 2023

SEATTLE, May 10, 2023 /PRNewswire/ — CTI BioPharma (Nasdaq: CTIC) (“CTI”), a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers, today announced that it has entered into a definitive agreement under which Swedish Orphan Biovitrum AB (STO: SOBI) (“Sobi”), a global healthcare leader in hematology, immunology and specialty care, will acquire CTI for $9.10 per share of common stock in an all-cash transaction, representing an implied equity value of approximately $1.7 billion.

The transaction will diversify Sobi’s portfolio of leading hematology medicines through CTI’s lead product, VONJO® (pacritinib), which is FDA-approved for the treatment of adult myelofibrosis patients with a platelet count below 50 x109/L. Bringing together Sobi and CTI is expected to enhance Sobi’s commercial footprint in the U.S., and CTI will benefit from Sobi’s resources, scale and strong international presence as it continues to grow and explore new indications and development opportunities for VONJO. Following the completion of the transaction, CTI will become a wholly owned subsidiary of Sobi. Together, Sobi and CTI expect to advance their shared mission to change the treatment paradigm for underserved patient communities suffering from rare diseases through new, innovative and effective medicines and therapies.

“We are delighted to announce this transaction, which delivers a compelling all-cash premium to our shareholders, while positioning CTI to unlock the full potential of VONJO in treating myeloproliferative disease,” said Adam Craig, M.D., Ph.D., M.B.A., President, Chief Executive Officer and Interim Chief Medical Officer of CTI BioPharma. “In Sobi, we’ve found a global partner whose mission, culture and strategic business priorities are aligned with ours, and by joining forces, we have access to additional financial and development resources to drive and enhance the growth of VONJO. As we enter CTI’s next chapter with the support of Sobi, we’d like to recognize the extraordinary work of our talented employees, who will play a key role in the success of the combined company.”

Transaction Details and Closing

The transaction price represents an 89% premium to CTI’s closing share price on May 9, 2023, as well as a 95% premium to its 30 trading day volume-weighted average price of $4.67. The transaction, which was unanimously approved by CTI’s Board of Directors, is expected to close in the third quarter of 2023.

Under the terms of the merger agreement, Sobi, through a wholly owned, indirect subsidiary, will commence a tender offer to acquire all outstanding shares of CTI for $9.10 per share of common stock in cash. Sobi has received an irrevocable undertaking from certain entities affiliated with BVF Partners L.P. (BVF) to tender all of their shares of common stock, representing 6.7% of all outstanding shares of CTI common stock.

The closing of the tender offer will be subject to certain conditions, including the tender of shares in the tender offer representing at least a majority of the total number of CTI’s shares of common stock outstanding and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Upon the successful completion of the tender offer, Sobi’s acquisition subsidiary will be merged into CTI, and any remaining shares of common stock of CTI will be cancelled and converted into the right to receive the same $9.10 per share in cash.

First Quarter 2023 Earnings Results

Given the transaction announcement, CTI does not intend to issue an earnings release for its first quarter 2023 financial results and will not host an earnings conference call.

Advisors

Centerview Partners LLC and MTS Health Partners are serving as CTI’s financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher, LLP are serving as legal counsel.

About Sobi

Sobi® is a specialised international biopharmaceutical company transforming the lives of people with rare and debilitating diseases. Providing reliable access to innovative medicines in the areas of haematology, immunology and specialty care, Sobi has approximately 1,600 employees across Europe, North America, the Middle East, Asia and Australia. In 2022, revenue amounted to SEK 18.8 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com, LinkedIn and YouTube.

About CTI BioPharma Corp.

CTI BioPharma is a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. CTI has one FDA-approved product, VONJO® (pacritinib), a JAK2, ACVR1, and IRAK1 inhibitor, that spares JAK1. VONJO is approved for the treatment of adults with intermediate- or high-risk primary or secondary (post-polycythemia vera or post-essential thrombocythemia) myelofibrosis with a platelet count below 50 × 109/L. This indication is approved under FDA accelerated approval based on spleen volume reduction. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). CTI is conducting the Phase 3 PACIFICA study of VONJO in patients with myelofibrosis and severe thrombocytopenia as a post-marketing requirement. For more information, please visit www.ctibiopharma.com.

Additional Information and Where to Find it

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CTI BioPharma Corp. (“CTI”), nor is it a substitute for any tender offer materials that CTI or Swedish Orphan Biovitrum AB (together with its subsidiaries, “Sobi”) will file with the SEC. A solicitation and an offer to buy shares of CTI will be made only pursuant to an offer to purchase and related materials that Sobi intends to file with the SEC. At the time the tender offer is commenced, Sobi will file a Tender Offer Statement on Schedule TO with the SEC, and CTI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CTI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CTI at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sobi or CTI. Free copies of these materials and certain other offering documents will be made available by CTI by mail to CTI BioPharma Corp., 3101 Western Ave #800, Seattle, WA 98121, Attention: Investor Relations, by email at invest@ctibiopharm.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials. Copies of the documents filed with the SEC by CTI will be available free of charge under the “Investor Relations” section of CTI’s internet website at https://investors.ctibiopharma.com/.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sobi and CTI file periodic reports and other information with the SEC. Sobi’s and CTI’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements related to CTI, Sobi and the proposed acquisition of CTI by Sobi (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this press release, CTI’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transaction; statements about the expected timetable for completing the transaction; CTI’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of CTI and Sobi, the ability to successfully commercialize VONJO and generate future revenues with respect to VONJO, and the anticipated timing of the closing of the Transaction.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of CTI’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Sobi may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in CTI’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by CTI and the Schedule TO and related tender offer documents to be filed by Sobi and Cleopatra Acquisition Corp., a wholly owned subsidiary of Sobi. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to CTI and Sobi, and CTI and Sobi disclaim any obligation to update the information contained in this press release as new information becomes available.

Contacts

For investors:

invest@ctibiopharma.com

For media:

Kelly Sullivan / Tanner Kaufman / Eduardo Rovira

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449